September 21, 2009

BY FAX AND U.S. MAIL

Brandon J. Cage
Assistant Vice President, Counsel
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, CA 92660

> Re: **Separate Account A of Pacific Life Insurance Co**
> Initial Registration Statement on Form N-4
> File Nos. 333-160772; 811-08946
>
> **Separate Account A of Pacific Life & Annuity Co.**
> Initial Registration Statement on Form N-4
> File Nos. 333-160773; 811-09203

Dear Mr. Cage:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on July 24, 2009. The registration statements received a selective review. Based on our review, we have the following comments (page numbers refer to the courtesy copy of file no. 333-160773):

1. **General Comment**

   Please explain supplementally how and when the registrant will revise the Voyages prospectus to reflect comments made to disclosure that is common to both the Destinations and Voyages prospectuses.

2. **An Overview of Pacific Destinations (p. 3)**

   Please remove the sentence that reads, "The terms of your Contract and of any Rider or Endorsement prevail over what is in this Prospectus." The contents of a registration statement cannot be disclaimed. Further, the prospectus should describe all material rights and obligations under the contract.

3. **An Overview of Pacific Destinations - Optional Living Benefit Riders (p. 5)**

   a. Please include a statement that there may be adverse consequence to taking a withdrawal before a certain age or in excess of a given amount, which may include a reduction in benefits or termination of the rider.

     b. With regard to the Automatic Income Builder Rider disclosure, please briefly identify the major conditions that may effects one's receipt of the benefits (e.*g.*, investment restrictions, taking withdrawals before a given age (and specify that age), and taking excess withdrawals).

4. Fees and Expenses (p. 8)

     a. Please briefly describe the term "Cumulative Value" in a footnote to the fee table.

     b. For readability, please consider defining the "Account Value" in footnote 1, and remove the cross-reference to the "Terms used in this prospectus".

5. Examples (p. 10)

Please confirm supplementally that the expense examples reflect the front-end sales load in compliance with Form N-4, item 3, instr. 21(c).

6. Sales Charge (p. 23)

     a. Please provide an example of how the sale load breakpoints work.

     b. Please clarify how the "Letter of Intent" reduces the sales charge.

7. Administrative Fee (p. 24)

The prospectus states, "[t]he Administrative Fee will continue after the Annuity Date if you choose any variable annuity." To avoid confusion, please replace the term "variable annuity" with "variable payout option".

8. Annual Charge Percentage Table (p. 25)

In the second column heading, please include the word "current". In the third column heading, please include the word "annual".

9. Fund Expenses (p. 25)

Please disclose which of the investment options are funds of funds and state that expenses of a fund of funds may be higher than a regular fund due to the two tiered level of expenses.

10. Choosing Your Annuity Option (p. 27 and SAI p. 9)

Please clarify, if you select option 2 and later choose to fully redeem your contract, does the contract owner forego any possible life contingency payouts. If so, please state so in bold-faced type. If the contract owner retains the right to collect the life contingent payout, please disclose that this is the case.

11. Your Annuity Payments (pp. 28)

    a. Please clarify supplementally what is intended by the phrase "with the ages set back 10 years".

    b. Please explain in more general detail how variable payouts operate.

12. Death Benefit Amount (p. 29)

Please include a simplified example of the aggregate purchase payment less withdrawals concept either in the narrative or in appendix B. (If in appendix B, please include a specific cross-reference to the example.)

13. Spousal Continuation (pp. 29-30)

Please clarify, when a spouse continues the contract upon death of the owner, is the Contract Value plus the Add-In Amount considered the new premium payments for purposes of the Death Benefit. Please also define the capitalized term "Add-In Amount".

14. Stepped Up Death Benefit Rider (SDBR) (pp. 31 – 32)

    a. Please include a simplified example of the aggregate purchase payment less withdrawals concept either in the narrative or in appendix B. (If in appendix B, please include a specific cross-reference to the example.) Please also note that this will result in a greater that dollar-for-dollar reduction, where contract value is less than aggregate net premiums.

    b. Please include a simplified example of the Guaranteed Minimum Death Benefit Amount either in the narrative or in appendix B. Please also note that this will result in a greater that dollar-for-dollar reduction, where contract value is less than aggregate net premiums.

15. Optional Withdrawals (p. 32)

Under the sub-heading Amounts Available for Withdrawal, please include a statement that there may be adverse consequence to taking a withdrawal before a certain age or in excess of a given amount, which may include a reduction in benefits or termination of the rider.

16. Optional Living Benefits (. 35)

With regard to the Automatic Income Builder Rider, please add language to the first paragraph of the "How the rider works" subsection disclosing the major conditions that may effects one's receipt of the benefits (*i.e.*, investment restrictions, taking withdrawals before a given age (and specify that age), and taking excess withdrawals) and the consequences of violating these conditions.

17. Annuitization (p. 39)

In the last paragraph of this section, if accurate, please disclose that one may receive higher payout rates under the rider by continuing the contract in the accumulation phase than by annuitizing the contract.

18. Termination (p. 39)

Please revise the first bullet in the termination section to account for the 30-day notice period.

19. Changes to All Contracts (p. 51)

Please revise the third sentence of the second paragraph of this section for clarity and readability.

20. Rule 12h-7

Please note that if you qualify for and intend to rely upon the exemption provided by rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. *See* Release No. 33-8996 (Jan. 8, 2009).

21. Powers of Attorney

Please provide powers of attorney that relate specifically to this registration statement as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must either (a) specifically list the '33 Act registration number of the initial filing, or (b) specifically name the contract or fund whose prospectus and/or SAI is being registered.

22. Series and Class Identifiers

Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

23. Guarantees and Support Agreements

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

24. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

25. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

- -

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

       If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

       Sincerely,

       Michael L. Kosoff
       Senior Counsel
       Office of Insurance Products